Exhibit (a)(5)(4)

STATE OF MICHIGAN

IN THE CIRCUIT COURT FOR KENT COUNTY

LAINE JOHNSON, individually and on behalf of all others similarly situated,	) )	12- 03659 - CZB
Plaintiff,	) ) )
v.	) )	CIVIL ACTION
THOMAS J. VACCHIANO, JR., JOHN E. UTLEY, GIDEON ARGOV, BRADLEY J. COPPENS, DAVID A. ECKERT, COLIN M. FARMER, DANIEL M. FREIDBERG, L. PETER FRIEDER, MARK D. WEISHAAR, DANAHER CORPORATION, TERMESSOS ACQUISITION CORP., X-RITE, INCORPORATED, OEPX, LLC, SAGARD CAPITAL PARTNERS, L.P., and TINICUM LANTERN II L.L.C.	) ) ) ) ) ) ) ) ) ) ) )	CLASS ACTION COMPLAINT AND JURY DEMAND
Defendants.	)

COMPLAINT AND JURY DEMAND

There is no other pending or resolved civil action arising out of the same transaction or occurrence as alleged in the complaint

Plaintiff, by her attorneys, alleges upon information and belief, except for her own acts, which are alleged on knowledge, as follows:

1. Plaintiff brings this class action on behalf of the public stockholders of X-Rite, Incorporated (“X-Rite” or the “Company”) against X-Rite’s Board of Directors (the “Board” or the “Individual Defendants”) and the Company’s controlling stockholders, OEPX, LLC, Sagard Capital Partners, L.P., and Tinicum Lantern II L.L.C. (collectively, the “Controlling Stockholders”) for their breaches of fiduciary duties arising out of their attempt to sell the Company to Danaher Corporation (“Danaher”) by means of an unfair process, for an unfair price, and through the dissemination of a materially false and misleading recommendation statement that was filed with the Securities and Exchange Commission on April 17, 2012 (the “Recommendation Statement”).

2. On April 10, 2012, Danaher and the Company announced a definitive agreement under which Danaher, through its wholly owned subsidiary Termessos Acquisition Corp. (“Merger Sub”), will commence a tender offer (the “Tender Offer”) to acquire all of the outstanding shares of X-Rite for $5.55 per share in cash (the “Proposed Transaction”). Danaher commenced the tender offer on April 17, 2012 which is scheduled to expire on May 14, 2012. The Proposed Transaction is valued at approximately $625 million, including debt and net of cash. If the Proposed Transaction is allowed to be consummated, X-Rite will no longer be publicly traded and will become a private company owned by Danaher. The Company will continue to be led by its senior management team.

3. Since 2008, OEPX, LLC (“OEPX”), Sagard Capital Partners, L.P. (“Sagard”), and Tinicum Lantern II (“Tinicum”) have been the Company’s controlling stockholders. OEPX owns approximately 38.8% of the Company’s outstanding stock, and has three designees on the Board, including two directors who are currently Managing Directors of an OEXP affiliate. Sagard owns approximately 15.7% of the Company’s outstanding stock, and has one designee on the Board, the President and Chief Executive Officer of Sagard Capital Partners Management Corporation, the investment manager of Sagard. Tinicum owns approximately 13.6% of the Company’s outstanding common stock and has an observer on the Board. Collectively, the Controlling Stockholders own approximately 68% of the Company’s outstanding common stock.

4. Due to the significant concentration of ownership in the Company’s common stock, each of the Company’s three controlling stockholders would have a very difficult time trying to trade their shares in the open market. For example, during the fifteen trading days prior to the announcement of the Proposed Transaction, the Company’s common stock average daily trading volume was just 50,817 shares, despite there being 86.29 million shares outstanding.

5. The Controlling Stockholders are using their 68% control to attempt to force the sale of X-Rite to Danaher for their own self-interest to the detriment and expense of the Company’s shareholders. Specifically, as described below, after expressing their desire to unload their investments in the Company, the Board initiated a strategic alternatives process to find an avenue for the Controlling Stockholders to do just that. The Board, at the behest of the Controlling Stockholders to whom it is beholden and by whom it is dominated, was focused solely on enabling the Controlling Stockholders to unload its X-Rite shares in disregard of the interests of the Company’s minority shareholders. The forced sale of X-Rite at an unfairly low price comes at an inopportune time, at a time when the Company has been performing well and is positioned for growth. Indeed, the Discounted Cash Flow Analysis conducted by Centerview Partners LLC (“Centerview”), the Company’s financial advisor, indicated an implied per share value of the Company as high as $7.85 per share, roughly 40% more than the Tender Offer price. The Controlling Stockholders were willing to, and did, accept an unfairly low price so as to allow the Controlling Stockholders to liquidate their holdings in the Company.

6. Further exacerbating the Board’s breaches of fiduciary duties is their decision to retain Centerview, which has a material conflict of interest. David Cohen, the Centerview Partner who led Centerview’s engagement with the Company, is a former director of the Company and a former employee of One Equity Partners, an affiliate of OEPX. As stated in the Recommendation Statement, while Mr. Cohen has no direct ownership in the Company, he has an indirect economic interest in the Company through affiliates of One Equity Partners.

Accordingly, Centerview’s analysis was likely tainted by Mr. Cohen’s ties to OEPX and calculated to ensure that OEPX would be able to unload its investment to the detriment and expense of the Company’s minority public stockholders.

7. Defendants have exacerbated their breaches of fiduciary duty by agreeing to lock up the Proposed Transaction with deal protection devices that preclude other bidders from making a successful competing offer for the Company. Specifically, pursuant to the merger agreement dated April 10, 2012 (the “Merger Agreement”), defendants agreed to: (i) a strict no-solicitation provision that prevents the Company from soliciting other potential acquirors or even in continuing discussions and negotiations with potential acquirers; (ii) a provision that provides Danaher with three business days to match any competing proposal in the event one is made; and (iii) a provision that requires the Company to pay Danaher a termination fee of $16.6 million in order to enter into a transaction with a superior bidder. These provisions substantially and improperly limit the Board’s ability to act with respect to investigating and pursuing superior proposals and alternatives including a sale of all or part of X-Rite.

8. Concurrently with the execution of the Merger Agreement, each of the Controlling Stockholders, entered into a separate tender and support agreement with Danaher and Merger Sub whereby such Controlling Stockholder committed, among other things, to tender a proportionate number of the shares held by such shareholder and its affiliates in the Tender Offer such that the number of shares so committed to be tendered in the aggregate pursuant to the three tender and support agreements equals approximately 40% of X-Rite’s total outstanding shares. Each of the Controlling Stockholders has further stated its intent to tender in the Tender Offer all of the remaining shares held by such shareholder and its affiliates, which together with the 40% covered under the Tender and Support Agreement, represents an aggregate of approximately 68% of the total outstanding shares of the Company.

9. In an attempt to secure shareholder support for the unfair Tender Offer and Proposed Transaction, on April 17, 2012, defendants issued the materially false and misleading Recommendation Statement. The Recommendation Statement, pursuant to which the Board has recommended that X-Rite shareholders tender their shares in support of the Tender Offer, omits and/or misrepresents material information about, among other things, the unfair process that led to the execution of the Merger Agreement, the financial forecasts of X-Rite, the financial analyses conducted by Centerview in rendering their fairness opinion, and the interests of the Controlling Stockholders, and the Company’s directors and officers in the Proposed Transaction. As explained herein, this information, detailed below, is material to the impending decision of X-Rite shareholders whether or tender their shares prior to the expiration of the Tender Offer on May 14, 2012.

10. The Board and the Controlling Stockholders breached their fiduciary duties by, inter alia, improperly favoring the Controlling Stockholders’s interests to the detriment of X- Rite’s minority stockholders, by failing to maximize shareholder value in connection with the Proposed Transaction and by failing to disclose all material information concerning the Proposed Transaction. Plaintiff seeks to enjoin the Proposed Transaction unless and/or until defendants cure their breaches of fiduciary duty.

PARTIES

11. Plaintiff is, and has been at all relevant times, the owner of shares of common stock of X-Rite.

12. X-Rite is a corporation organized and existing under the laws of the State of Michigan. It maintains its principal executive offices at 4300 44th Street S.E., Grand Rapids, Michigan 49512. X-Rite is a global leader in color science and color technology. The Company develops, manufactures, markets and supports innovative color solutions through measurement instrumentation systems, software, color standards and services. X-Rite owns Pantone LLC, the world-renowned authority on color and accurate color communication.

13. Defendant Thomas J. Vacchiano, Jr. (“Vacchiano”) has been the President, Chief Executive Officer, and a director of the Company since 2006.

14. Defendant John E. Utley (“Utley”) has been Chairman of the Board and a director of the Company since 2003.

15. Defendant Gideon Argov (“Argov”) has been a director of the Company since 2006.

16. Defendant Bradley J. Coppens (“Coppens”) has been a director of the Company since 2010. Coppens is a Managing Director of OEP Holding Corporation, an affiliate of OEPX. Coppens’ nomination to serve on the Board was at the request of OEPX.

17. Defendant David A. Eckert (“Eckert”) has been a director of the Company since 2008. Eckert’s original nomination to serve on the Board was at the request of OEPX.

18. Defendant Colin M. Farmer (“Farmer”) has been a director of the Company since 2008. Farmer is a Managing Director of OEP Holding Corporation, an affiliate of OEPX. Farmer’s original nomination to serve on the Board was at the request of OEPX.

19. Defendant Daniel M. Friedberg (“Friedberg”) has been a director of the Company since 2008. Friedberg has been President and Chief Executive Officer of Sagard Capital Partners Management Corporation, the investment manager of Sagard, since its founding in 2005.

20. Defendant L. Peter Frieder (“Frieder”) has been a director of the Company since 2003.

21. Defendant Mark D. Weishaar (“Weishaar”) has been a director of the Company since 2003.

22. Defendants referenced in ¶¶ 13 through 21 are collectively referred to as Individual Defendants and/or the Board.

23. Defendant Danaher is a Delaware corporation with its headquarters located at 2200 Pennsylvania Avenue N.W., Suite 800W, Washington, D.C. 20037-1701. Danaher designs, manufactures and markets professional, medical, industrial and commercial products and services, which are typically characterized by strong brand names, innovative technology and major market positions.

24. Defendant Termessos Acquisition Corp. is a Michigan corporation wholly owned by Danaher that was created for the purposes of effectuating the Proposed Transaction.

25. OEPX, LLC is a Delaware limited liability company and owns 33,654,758 shares of the Company’s common stock, equating to approximately 38.8% of the Company’s outstanding stock. OEPX has the right to designate three directors to the Board for so long as it holds at least 30% of the outstanding common stock, and its designees are Coppens and Farmer (who are both Managing Directors of an OEXP affiliate), and Eckert.

26. Sagard Capital Partners, L.P. is a Delaware limited partnership and owns 13,518,665 shares of the Company’s common stock, equating to approximately 15.7% of the Company’s outstanding stock. Sagard has the right to designate one director to the Board for so long as it holds at least 10% of the outstanding common stock, and its designee is Friedberg, the

President and Chief Executive Officer of Sagard Capital Partners Management Corporation, the investment manager of Sagard.

27. Defendant Tinicum Lantern II L.L.C. is a Delaware limited liability company and certain of their affiliates owns 11,751,792 shares of the Company’s common stock, equating to approximately 13.6% of the Company’s outstanding common stock.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

28. By reason of Individual Defendants’ positions with the Company as officers and/or directors, they are in a fiduciary relationship with Plaintiff and the other public shareholders of X-Rite and owe them, as well as the Company, a duty of care, loyalty, good faith, candor, and independence.

29. Because the Proposed Transaction involves a change of control, the Board bears the burden of demonstrating that it was fully engaged, fully informed, and acted reasonably at all times in pursuing the maximization of shareholder value.

30. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) adversely affects their duty to search and secure the best value reasonably available under the circumstances for the corporation’s shareholders; and/or

(d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

31. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a) participating in any transaction where the Individual Defendants’ loyalties are divided;

(b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

32. Defendants also owe the Company’s stockholders a duty of candor, which includes the disclosure of all material facts concerning the Proposed Transaction and, particularly, the fairness of the price offered for the stockholders’ equity interest. Defendants are knowingly or recklessly breaching their fiduciary duties of candor by failing to disclose all material information concerning the Proposed Transaction, and/or aiding and abetting other Defendants’ breaches.

33. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, candor, and independence owed to plaintiff and other public shareholders of X-Rite.

CLASS ACTION ALLEGATIONS

34. Plaintiff brings this action on its own behalf and as a class action on behalf of all owners of X-Rite common stock and their successors in interest, except Defendants and their affiliates (the “Class”).

35. This action is properly maintainable as a class action for the following reasons:

(a) the Class is so numerous that joinder of all members is impracticable. As of April 17, 2012, X-Rite has approximately 86.11 million shares outstanding.

(b) questions of law and fact are common to the Class, including, inter alia, the following:

(i)	Have the Individual Defendants breached their fiduciary duties of undivided loyalty, independence, or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(ii)	Have the Individual Defendants breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Transaction;

(iii)	Have the Individual Defendants misrepresented and omitted material facts in violation of their fiduciary duties owed by them to Plaintiff and the other members of the Class;

(iv)	Have the Individual Defendants breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, honesty and fair dealing;

(v)	Have the Individual Defendants, in bad faith and for improper motives, impeded or erected barriers to discourage other strategic alternatives including offers from interested parties for the Company or its assets;

(vi)	Whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated;

(vii)	Have X-Rite, Danaher, and Merger Sub aided and abetted the Individual Defendants’ breaches of fiduciary duty; and

(viii)	Is the Class entitled to injunctive relief or damages as a result of defendants’ wrongful conduct.

(c) Plaintiff is committed to prosecuting this action, is an adequate representative of the Class, and has retained competent counsel experienced in litigation of this nature.

(d) Plaintiff’s claims are typical of those of the other members of the Class.

(e) Plaintiff has no interests that are adverse to the Class.

(f) The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications for individual members of the Class and of establishing incompatible standards of conduct for the party opposing the Class.

(g) Conflicting adjudications for individual members of the Class might as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

(h) Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy

FURTHER SUBSTANTIVE ALLEGATIONS

36. X-Rite is a global leader in color science and color technology. The Company develops, manufactures, markets and supports innovative color solutions through measurement instrumentation systems, software, color standards and services.

OEPX, Sagard, and Tinicum’s Control of the Company

37. In 2008, the Company’s debt load incurred as a result of certain acquisitions coupled with the economic downturn resulted in the Company experiencing covenant defaults on its credit facilities and it was required to complete a Corporate Recapitalization Plan. Under this plan, the Company raised $155 million in capital through the issuance of additional shares of common stock.

38. In connection with the consummation of the recapitalization of the Company in October 2008, the Company entered into investment agreements with OEPX, Sagard, and Tinicum, under which, the Company sold an aggregate of 46,904,763 shares of its common stock to them for an aggregate purchase price of $155 million in cash.

39. Under the investment agreements, the Company agreed to appoint three individuals designated by OEPX and one individual designated by Sagard to the Board as described above.

40. Accordingly, since 2008, OEPX, Sagard, and Tinicum have collectively been the Company’s controlling stockholders, and currently own approximately 68% of the Company’s common stock collectively.

41. As stated in the Company’s latest Annual Report filed on March 15, 2012, OEPX, Sagard, and Tinicum “are able to exercise significant control over all matters requiring stockholder approval, including the election of directors, any amendments to our certificate of incorporation and significant corporate transactions. These stockholders may exercise this control even if they are opposed by our other stockholders. Without the consent of these stockholders, we could be delayed or prevented from entering into transactions (including the acquisition of our company by third parties) that may be viewed as beneficial to us or our other stockholders. In addition, this significant concentration of stock ownership may adversely affect the trading price of our common stock if investors perceive disadvantages in owning stock in a company with controlling stockholders.”

The Company’s Recent Strong Performance and Poise for Growth

42. On November 3, 2011, the Company issued a press release announcing financial results for third quarter 2011, which ended October 1, 2011. The Company reported net sales of $57.0 million, an increase of 2.8% from third quarter 2010 and 9.4% on a year-to-date basis; operating income of $8.4 million, an increase of 20.5% from third quarter 2010 and 40.7% on a year-to-date basis; net income of $7.0 million, an increase of $7.1 million from the third quarter of 2010; earnings of $0.08 per fully diluted share, an increase from $0.00 per share in the third quarter of 2010; and adjusted EBITDA of $14.9 million, an increase of $1.7 million from the third quarter of 2010. Defendant Vacchiano was quoted in the press release as stating: “While the Company’s sales in the third quarter were tempered by market and economic uncertainties we are pleased to report the continued growth performance of our Asia Pacific region which reflects the benefit of our specific investments over the past year.” Defendant Vacchiano further stated: “It is gratifying that even with uncertain market and economic conditions X-Rite is still able to drive strong year over year earnings growth through the leverage from our strategic initiatives and unique market position. As we look forward into the fourth quarter we expect to continue to generate single digit sales growth compared to the fourth quarter of 2010.”

43. On November 21, 2011, TheStreet.com upgraded X-Rite from hold to buy, stating:

•  X-RITE INC has shown improvement in its earnings for its most recently reported quarter when compared with the same quarter a year earlier. The company has demonstrated a pattern of positive earnings per share growth over the past two years. We feel that this trend should continue. During the past fiscal year, X-RITE INC turned its bottom line around by earning $0.04 versus -$0.33 in the prior year. This year, the market expects an improvement in earnings ($0.27 versus $0.04).

•  The net income growth from the same quarter one year ago has significantly exceeded that of the S&P 500 and the Electronic Equipment, Instruments & Components industry. The net income increased by 5363.1% when compared to the same quarter one year prior, rising from -$0.13 million to $7.00 million.

•  The revenue growth significantly trails the industry average of 44.8%. Since the same quarter one year prior, revenues slightly increased by 2.8%. This growth in revenue appears to have trickled down to the company’s bottom line, improving the earnings per share.

•  Net operating cash flow has significantly increased by 185.11% to $15.61 million when compared to the same quarter last year. In addition, X-RITE INC has also vastly surpassed the industry average cash flow growth rate of-55.04%.

•  The gross profit margin for X-RITE INC is rather high; currently it is at 59.50%. Regardless of XRIT’s high profit margin, it has managed to decrease from the same period last year. Despite the mixed results of the gross profit margin, XRIT’s net profit margin of 12.30% significantly outperformed against the industry.

44. On March 13, 2012, the Company issued a press release announcing financial results for its fourth quarter and year ended December 31, 2011. For the quarter, the Company reported operating income of $10.0 million, an increase of 12.6% from fourth quarter 2010; net income of $44.9 million or $0.51 per diluted share, an increase from $40.9 million from the fourth quarter of 2010; and adjusted EBITDA of $16.0 million, an increase of $0.9 million from the fourth quarter of 2010. For the year, the Company reported net sales of $237.6 million, an increase of 6.7% year-over-year; operating income of $38.2 million, an increase of 32.0% year-

over-year; earnings of $0.56 per diluted share, an increase from $0.52 per diluted share for 2010; and adjusted EBITDA of $63.2 million, an increase of 12.3 percent from 2010. Defendant Vacchiano was quoted in the press release as stating: “We are encouraged by the continued strong market acceptance of our new product releases and positive financial returns from our strategic investments... With the successful launch of PantoneLive in March, additional planned new product launches over the course of 2012 and ongoing gains from our key strategic initiatives, we are optimistic about the Company’s overall growth potential and financial performance for the full year.”

The Company Enters into the Proposed Transaction at an Unfair Price

45. In a press release dated April 10, 2012, the Company announced that it had entered into a merger agreement with Danaher pursuant to which Danaher, through Merger Sub, would commence a tender offer to acquire all of the outstanding shares of the Company for $5.55 per share.

46. Danaher commenced the tender offer on April 17, 2012, and it is scheduled to expire on May 14, 2012.

47. The Proposed Transaction consideration is inadequate and undervalues the Company.

48. The Discounted Cash Flow Analysis conducted by Centerview Partners LLC (“Centerview”) indicated an implied per share value of the Company as high as $7.85 per share.

49. The Selected Precedent Transactions Analysis conducted by Centerview indicated an implied per share value of the Company as high as $8.45 per share.

50. The Proposed Transaction consideration fails to adequately take into the Company’s recent strong performance and positioning for growth.

51. In addition, the Proposed Transaction consideration fails to adequately compensate X-Rite’s shareholders for the significant synergies created by the merger. The Proposed Transaction is a strategic merger for Danaher, as explained in the Danaher press release announcing the Proposed Transaction: “We are excited about the opportunity to acquire two premier brands in X-Rite and Pantone,” said William K. Daniel II, Executive Vice President of Danaher. “Color measurement is an attractive market adjacency to our existing Product Identification businesses. X-Rite’s color measurement technologies complement Esko’s digital packaging design capabilities to provide customers with a full range of solutions to meet their packaging and design needs. Along with Videojet and Esko, we believe X-Rite and Pantone will further Danaher’s leading position in the Product Identification industry and present an attractive value creation opportunity.” Despite the significant synergies inherent in the transaction for Danaher, however, the Board failed to secure a fair price for the Company, either for the intrinsic value of its assets or the value of the Company’s assets to Danaher.

The Company Enters into the Proposed Transaction for the Benefit of its Controlling Stockholders and to the Detriment and Expense of its Minority Stockholders

52. Due to the significant concentration of ownership in the Company’s common stock, each of the Company’s three controlling stockholders would have a very difficult time trying to trade their shares in the open market. For example, during the fifteen trading days prior to the announcement of the Proposed Transaction, the Company’s common stock average daily trading volume was just 50,817 shares, despite there being 86.29 million shares outstanding.

53. Due to the illiquidity of the public market for the Company’s stock, and the concomitant difficulty that the Controlling Stockholders would have in liquidating their position in the Company, the Controlling Stockholders, each of whom were wishing to unload their shares, caused the Company to initiate a strategic alternatives process designed to unload their investment in the Company.

54. As stated in the Recommendation Statement, prior to the initiation of the strategic alternatives process, “from time to time, representatives of the [Controlling Stockholders] (two of whom have representatives on the Company Board and one of whom has an observer on the Company Board) have expressed a desire... to consider potential opportunities for increasing liquidity for their investment in the Company.”

55. As a result, on September 13, 2011, at the behest of the Controlling Stockholders, the Board instructed management to retain an investment banking firm to advise the Company and the Board regarding potential strategic alternatives. On October 11, 2011, the Company determined to engage Centerview as its financial advisor in connection with the consideration of strategic alternatives, and Centerview was engaged on November 7, 2011.

56. As described in the Recommendation Statement, among the strategic alternatives considered by Centerview was “facilitating an exit for the [Controlling Stockholders] while remaining a public company, including through secondary offerings.” In other words, the Company’s Controlling Stockholder no doubt indicated their desire to divest their investment in the Company and Centerview was actively exploring this avenue for the Controlling Stockholders’ benefit.

57. After determining that a sale of stock by the Controlling Stockholders in the open market or through a secondary sale presented “many challenges”, Centerview focused on a sale of the Company. Accordingly, Centerview identified a universe of 51 potential buyers. However, Centerview and the Board determined to reach out to only five strategic parties, including Danaher, and four financial parties. Centerview began reaching out to the five parties during January of 2012. The Board later determined on February 29, 2012 to reach out to one additional strategic party.

58. After Danaher submitted an offer to acquire the Company, the Board, acting on behalf of the Controlling Stockholders, saw no need to expand its market check to the other 41 potential buyers in order to maximize shareholder value. It had gotten what it needed—the ability for the Controlling Stockholders to unload their shares.

59. Further exacerbating the Board’s breaches of fiduciary duties is their decision to retain Centerview, which has a material conflict of interest. As stated in the Recommendation Statement, David Cohen, the Centerview Partner who led Centerview’s engagement with the Company, is a former director of the Company and a former employee of One Equity Partners, an affiliate of OEPX. As further stated in the Recommendation Statement, while Mr. Cohen has no direct ownership in the Company, he has an economic interest in the Company through affiliates of One Equity Partners. Accordingly, Centerview’s actions in valuing and shopping the Company was tainted by Mr. Cohen’s relationship with and economic interest in OEPC and its affiliates, and appears to have been calculated to ensure that OEPX would be able to unload their investment regardless of any detriment to the Company’s minority public stockholders.

X-Rite’s Executives Officers and Directors Stand to Receive Unique Material Financial Benefits in the Proposed Transaction Not Available to X-Rites Public Shareholders

60. The Company’s executive officers and directors have material conflicts of interest and are acting to better their own personal interests through the Proposed Transaction at the expense of X-Rite’s public shareholders. Indeed, as stated in the Recommendation Statement, “certain Company directors and executive officers may be deemed to have interests in the Offer and the transactions contemplated by the Merger Agreement that may be different from, or in addition to, those of its shareholders. These interests may create potential conflicts of interest.”

61. First, as Managing Directors of an OEPX affiliate, Coppens and Farmer acting on behalf of OEPX’s interests and are engaging in the Proposed Transaction in order that OEXP could divest their investment in the Company. Similarly, defendant Friedberg has been President and Chief Executive Officer of Sagard Capital Partners Management Corporation, the investment manager of Sagard. In addition, defendant Eckert, who is an OEPX designee to the Board was acting on behalf of OEPX.

62. In addition, the Company’s executive officers have procured post-transaction employment with X-Rite following consummation of the Proposed Transaction. As stated in the press release announcing the Proposed Transaction: “X-Rite’s existing management team will continue to hold key senior leadership positions at the Company following the close of the transaction.”

63. Pursuant to the terms of the Merger Agreement, all unvested stock options will become fully vested at the effective time of the merger with Danaher. As a result, the Company’s officers and directors will be able to cash out their unvested stock options. While the Proxy does not disclose the amount and dollar value of options held by each director that is unvested, the total amount dollar value of in-the money stock options (vested and unvested) that the Company’s officers and directors will be able to cash out in connection with the Proposed Transaction is as follows: Vacchiano: $1,144,563; Rajesh K. Shah: $759,463; Francis Lamy: $564,915; Vijender Stalam: $148,755; Argov: $768,079; Coppens: $724,382; Farmer: $724,382; Eckert: $714,070; Friedberg: $734,689; Frieder: $759,486; Utley: $1,087,861; and Weishaar: $778,391.

64. In addition, all shares of restricted stock and all restricted stock units held by the Company’s officers and directors will also automatically vest at the effective time of the

Proposed Transaction. The table below shows the amount of shares of restricted stock and restricted stock units held by each officer and director and the amount they will receive by cashing out the currently restricted stock in the Proposed Transaction:

Name of Officer or Director	Shares of Restricted Stock (#)	Shares subject to RSUs (#)	Aggregate Proceeds ($)(1)(2)
Thomas J. Vacchiano, Jr.	152,431	59,767	1,177,699
Rajesh K. Shah	95,554	21,190	647,929
Francis Lamy	—	101,697	564,418
Vijender Stalam	42,063	20,375	346,531
Gideon Argov	5,589	—	31,019
Bradley J. Coppens	5,589	—	31,019
Colin M. Farmer	5,589	—	31,019
David A. Eckert	5,589	—	31,019
Daniel M. Friedberg	5,589	—	31,019
L. Peter Frieder	5,589	—	31,019
John E. Utley	8,540	—	47,397
Mark D. Weishaar	5,589	—	31,019

65. Certain of the Company’s executive officers are parties to change in control agreements with X-Rite which entitle them to certain severance and other benefits in the event of their termination or resignation within 24 months following a change in control. The following chart shows the amount each such executive officer would receive in the event of their termination “for cause” or their resignation for “good reason” within 24 months following consummation of the Proposed Transaction:

Executive Officer/Director	Estimated Value of Cash Severance Payments	Estimated Value of Benefit Plan Continuation	Estimated Tax Gross-Up Payment
Thomas J. Vacchiano	$1,545,000	$18,348	$1,132,726
Rajesh K. Shah	$1,022,112	$15,731	$676,120
Francis Lamy	$1,273,469	$73,260
Vijender Stalam	$936,000	$35,948	$533,139

66. Based on the above, the Proposed Transaction is unfair to X-Rite’s public shareholders, and represents an effort by the Individual Defendants to aggrandize management’s and their own financial interests at the expense of and to the detriment of Class members.

The Preclusive Deal Protection Devices

67. In addition, as part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

68. Section 6.3(a) of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by Danaher. Section 6.3(a) demands that the Company terminate any and all prior or on-going discussions with other potential acquirers, and includes a provision whereby X-Rite will not waive a standstill agreement.

69. Pursuant to § 6.3(c) of the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify Danaher of the bidder’s identity and the terms of the bidder’s offer. Pursuant to § 6.3(e), should the Board determine that the unsolicited offer is superior, before the Company can terminate the Merger Agreement with Danaher in order to enter into the competing proposal, it must grant Danaher three business days in which the Company must negotiate in good faith with Danaher (if Danaher so desires) and allow Danaher to amend the terms of the Merger Agreement to make a counter-offer so that “such Alternative Proposal would cease to constitute a Superior Proposal.” In other words, the Merger Agreement gives Danaher access to any rival bidder’s information and allows Danaher a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any

“auction” will favor Danaher and piggy-back upon the due diligence of the foreclosed second bidder.

70. The Merger Agreement also provides that a termination fee of $16.6 million must be paid to Danaher by X-Rite if the Company decides to pursue the competing offer, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

71. Ultimately, these deal protection provisions unreasonably restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company, particularly in light of the weak-pre-signing market check that was conducted by the conflicted Board and Centerview. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances.

The Tender and Support Agreements and the Top-Up Option

72. Concurrently with the execution of the Merger Agreement, each of the Controlling Stockholders, entered into a separate tender and support agreement (the “Tender and Support Agreements”) with Danaher and Merger Sub whereby such Controlling Stockholder committed, among other things, to tender a proportionate number of the shares held by such shareholder and its affiliates in the Tender Offer such that the number of shares so committed to be tendered in the aggregate pursuant to the three Tender and Support Agreements equals approximately 40% of X-Rite’s total outstanding shares. Each of the Controlling Stockholders has further stated its intent to tender in the Tender Offer all of the remaining shares held by such shareholder and its affiliates, which together with the 40% covered under the Tender and Support

Agreement, represents an aggregate of approximately 68% of the total outstanding shares of the Company.

73. The Tender and Support Agreement also unreasonably restricts the Controlling Stockholders’ ability to refuse to tender in the event a competing bidder submits a higher offer, thereby emasculating the so-called fiduciary out provisions of the Merger Agreement. As stated in the Recommendation Statement:

Pursuant to the Support Agreements, each of the Principal Shareholders has agreed, among other things, subject to the termination of the Support Agreements or the Offer (i) to validly tender or cause to be tendered (and not withdraw) in the Offer all Covered Shares beneficially owned by such Principal Shareholder pursuant to and in accordance with the Offer, (ii) as promptly as practicable, but no later than ten (10) business days after the commencement of the Offer, to deliver pursuant to the terms of the Offer a letter of transmittal (as well as any other documents or instruments required to be delivered pursuant to the Offer) with respect to such Principal Shareholders’ Covered Shares, (iii) to vote such Principal Shareholders’ Covered Shares at every meeting of the Company’s shareholders (A) in favor of (1) approval of the Merger Agreement or any other transaction contemplated thereunder, (2) approval of any proposal to adjourn or postpone the meeting if there are not sufficient votes for the approval of the Merger Agreement and the transactions contemplated thereby, and (3) any other matter necessary for consummating the transactions contemplated by the Merger Agreement and (B) against (l) any action or agreement that would materially impede, interfere with or prevent the Offer or the Merger, (2) any Alternative Proposal (as defined in the Merger Agreement), and (3) any action, proposal, transaction or agreement that would reasonably be expected to result in a condition to the Offer not occurring or result in a breach by such Principal Shareholder of the Support Agreement, (iv) not to transfer any of such Principal Shareholder’s Shares, other than in accordance with the terms and conditions set forth in the Support Agreement, (v) to take or permit any other action that would in any way restrict, limit or interfere with the performance of such Principal Shareholder’s obligations under, or the transactions contemplated by, the Support Agreements, (vi) not to commence or join (and take all actions necessary to opt out of any class) with respect to any claim challenging the validity of, or seeking to enjoin the operation of, any provision of the Support Agreement or alleging breach of any fiduciary duty of any person in connection with the negotiation and entry into the Merger Agreement, and (vii) not (A) initiate, solicit, propose, knowingly encourage (including by providing information) or knowingly facilitate the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Alternative Proposal, (B) enter into any agreement with respect to any Alternative Proposal, (C) engage in, continue or otherwise participate in any discussions or negotiations regarding, or provide any information or data concerning the Company or any of its subsidiaries to any person relating to, any Alternative Proposal or any proposal or offer that could reasonably be expected to lead to an Alternative Proposal or (D) tender any Covered Shares in connection with an Alternative Proposal. The Support Agreements do not limit or otherwise affect the actions of the Principal Shareholders or any affiliate, employee or designee of the Principal Shareholders or any of their respective affiliates in such person’s capacity, if applicable, as an officer or director of the Company.

The Support Agreement will terminate upon the earliest of (i) the termination of the Merger Agreement, (ii) the Effective Time, (iii) the Offer having been terminated or the Expiration Date having occurred, in each case without acceptance for payment of the Covered Shares pursuant to the Offer, (iv) the date of any material modification, waiver or amendment to any provision of the Merger Agreement or the terms of the Offer that reduces the amount, changes the form or otherwise adversely affects the consideration payable to the shareholders pursuant to the Merger Agreement as in effect on April 10, 2012, (v) any amendment, modification or waiver of the Minimum Condition (as defined the Merger Agreement) such that Danaher or Purchaser would beneficially own less a majority of the of the Shares then outstanding on a fully diluted basis after giving effect to the consummation of the Offer and (vi) the mutual written consent of the parties thereto.

74. Danaher is also the beneficiary of a “Top-Up” provision that ensures that Danaher gains the shares necessary to effectuate a short-form merger. Pursuant to the Merger Agreement, if Danaher receives 90% of the shares outstanding through its tender offer, it can effect a short-form merger. In the event Danaher fails to acquire the 90% required, the Merger Agreement also contains a “Top-Up” provision that grants Danaher an option to purchase additional shares from the Company in order to reach the 90% threshold required to effectuate a short-form merger.

75. Accordingly, as a result of the Tender and Support Agreement, the Controlling Stockholders’ indicated intent to tender their remaining shares not covered by the Tender and Support Agreement, and the Top-Up Option, the completion of the Tender Offer and consummation of the Proposed Transaction is all but a certainty, even if a superior alternate offer was to emerge.

The Materially Misleading and Incomplete Recommendation Statement

76. To make matters worse, defendants are withholding material information about the Proposed Transaction from X-Rite’s public shareholders. The Recommendation Statement, pursuant to which the Board has recommended that X-Rite shareholders tender their shares in the tender offer, contains numerous material omissions and misstatements, in contravention of the Board’s duty of candor and full disclosure under state law.

77. The Recommendation Statement states that “from time to time, representatives of the [Controlling Stockholders] (two of whom have representatives on the Company Board and one of whom has an observer on the Company Board) have expressed a desire, at the appropriate time, to consider potential opportunities for increasing liquidity for their investment in the Company.” The Recommendation Statement must disclose specifically when did each of the three controlling stockholders express their desire to increase liquidity for their investments in the Company, the “potential opportunities” that were suggested, as well as to what extent did their desire cause the Company to initiate a strategic alternatives process. The Recommendation Statement should also disclose who serves as Tinicum’s “observer on the Board.”

78. The Recommendation Statement must disclose additional detail regarding David Cohen’s relationship with One Equity Partners, including when he served as an employee there, his roles and responsibilities, as well as the nature of his “economic interest in the Company.”

79. The Recommendation Statement fails to disclose the analysis of the “various strategic alternatives” reviewed by Centerview between November 2011 to January 2012, as well as the “update” of the analysis Centerview provided the Board with in December 2011.

80. The Recommendation Statement states that among strategic alternatives considered by Centerview was “facilitating an exit for the [Controlling Stockholders] while remaining a public company, including through secondary offerings,” but fails to disclose whether the Controlling Stockholders had indicated their desire that Centerview explore this alternative.

81. The Recommendation Statement should also disclose the “many challenges” a sale of stock by the Controlling Stockholders in the open market or through a secondary sale presented.

82. The Recommendation Statement fails to disclose the reasons the Board determined that the 42 parties that were identified by Centerview but not contacted were not “in a position to maximize value for the Company’s shareholders in a transaction or to successfully complete such a transaction.”

83. The Recommendation Statement fails to disclose the criteria used to select the one additional potential strategic buyer to contact on February 29, 2012, and the reasons none of the other 41 parties identified by Centerview were contacted at this time.

84. The Recommendation Statement states that on March 14, 2012 “that it was no longer interested in exploring an acquisition of the Company as it was concerned about valuation levels” but fails to disclose what was meant by “valuation levels.”

85. The Recommendation Statement fails to disclose the reasons the Board did not seek out other potential acquirers after the last party, other than Danaher, withdrew from the process on March 20, 2012.

86. The Recommendation Statement states that on April 6, 2012, the Board “concluded that it was not in the best interests of the Company’s shareholders to continue to operate the Company as an independent business under management’s strategic plan, and that a sale of the Company on acceptable terms was the most likely way to maximize value for the

Company’s shareholders” but fails to disclose the reasons and factors considered by the Board in concluding this.

87. The press release announcing the Proposed Transaction states that “X-Rite’s existing management team will continue to hold key senior leadership positions at the Company following the close of the transaction.” The Recommendation Statement must disclose what positions each management team member will hold, whether any employment agreements between each member of management and Danaher have been entered into, as well as the timing of any discussions or negotiations concerning such employment, including when Danaher first indicated their intent to employ X-Rite’s management team.

88. The Recommendation Statement fails to disclose the reasons the Board did not appoint a special committee of directors consisting of directors not affiliated with OEPX, Sagard, or Tinicum to oversee the strategic alternatives process.

89. The Recommendation Statement states that the Company may “in its sole discretion” pay Centerview an additional fee of up to approximately $1.3 million, but fails to disclose whether the Company intends to pay Centerview this fee, what factors will the Company consider in determining whether to pay the discretionary fee, as well as who in the Company will determine whether Centerview will receive this fee.

90. The Recommendation Statement should disclose whether the Controlling Stockholders can reach the 90% threshold to effectuate the short-form merger simply by tendering their 68% ownership stake and triggering the Top-Up Option. If not, the Recommendation Statement should disclose what percentage of the minority public shareholders’ stake needs to be tendered in order for the Controlling Stockholders to be able to complete the Tender Offer and effectuate the short-form merger.

91. The Recommendation Statement fails to disclose material information concerning the financial forecasts of the Company as well as certain data and inputs underlying the financial analyses supporting the fairness opinion of Centerview, the Board’s financial advisor.

92. The Recommendation Statement states that along with the Management Presentation Case projections, “additional projections that reflected the realization of additional growth initiatives” were provided to potential buyers. However, the Recommendation Statement fails to, but should, disclose these additional projections. The Recommendation Statement should also disclose the “additional growth initiatives” and other assumptions underlying these additional projections, whether these projections were provided to Centerview, the reasons Centerview did not utilize these additional projections in their financial analyses, and Company management’s opinion with respect to the likelihood of achieving the additional growth initiatives.

93. With respect to the Management Presentation Case forecasts and the Moderate Growth Case forecasts, the Recommendation Statement fails to disclose the “free cash flow” forecasts for years 2012 through 2016 that were used by Centerview in its Discounted Cash Flow Analysis, as well as disclosure of the forecasts of all line items that were used to calculate the Company’s free cash flows for years 2012 through 2016.

94. The Recommendation Statement fails to disclose the assumptions used by management in preparing the Management Presentation Case forecasts and the Moderate Growth Case forecasts, as well as Company management’s opinion as to which set of forecasts were more likely to occur or more representative of the Company’s future growth prospects.

95. The Recommendation Statement fails to disclose the “growth rates reflected in management’s strategic plan as an independent company” that was discussed by the Board on

January 6, 2012, as well as the “expenses required” to enable the Company to effectively take advantage of growth opportunities.

96. With respect to the Selected Companies Analysis, the Recommendation Statement fails to disclose the multiples observed for each of the comparable companies, the criteria and the “financial characteristics” that were considered by Centerview in selecting the 8.0x to 9.5x 2011 EBITDA and 8.0x to 9.0x 2012 EBITDA multiple ranges, and how the qualitative judgments made by Centerview impacted the analysis.

97. With respect to the Discounted Cash Flow Analysis, the Recommendation Statement fails to disclose the definition of “free cash flows” used by Centerview in the analysis, the key inputs used to calculate the 10.7% to 12.7% discount rate range used in the analysis, and the implied per share value of the Company’s net operating losses calculated in the analysis.

98. With respect to the Selected Precedent Transactions Analysis, the Recommendation Statement fails to disclose the date each transaction was announced and the LTM EBITDA multiple observed for each transaction.

99. Accordingly, Plaintiff seeks injunctive and other equitable relief to prevent the irreparable injury that Company shareholders will continue to suffer absent judicial intervention.

CLAIMS FOR RELIEF

COUNT I

Breach of Fiduciary Duties—Unfair Price

(Against All Individual Defendants)

100. Plaintiff repeats all previous allegations as if set forth in full herein.

101. The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of X-Rite and have acted to put their personal interests ahead of the interests of X- Rite shareholders.

102. The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the shareholders of X-Rite by failing to properly value X-Rite and by entering into the Proposed Transaction at an unfair price.

103. The Individual Defendants have breached and will continue to breach its fiduciary duties owed to the public shareholders of X-Rite, and are engaging in, or facilitating the accomplishment of, an unfair and self-interested transaction that is highly unfair to the minority public shareholders of X-Rite.

104. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

COUNT II

Breach of Fiduciary Duties—Unfair Process

(Against All Individual Defendants)

105. Plaintiff repeats all previous allegations as if set forth in full herein.

106. The Individual Defendants have knowingly and recklessly and in bad faith violated fiduciary duties of care, loyalty, good faith, and independence owed to the public shareholders of X-Rite and have acted to put their personal interests ahead of the interests of X-Rite shareholders.

107. The Individual Defendants’ recommendation of the Proposed Transaction will result in change of control of the Company which imposes heightened fiduciary responsibilities to maximize X-Rite’s value for the benefit of the stockholders and requires enhanced scrutiny by the Court.

108. The Individual Defendants have breached their fiduciary duties of loyalty, good faith, and independence owed to the shareholders of X-Rite because, among other reasons:

(a) they failed to take steps to maximize the value of X-Rite to its public shareholders and took steps to avoid competitive bidding;

(b) they failed to properly value X-Rite; and

(c) they ignored or did not protect against the numerous conflicts of interest resulting from the directors’ own interrelationships or connection with the Proposed Transaction.

109. As a result of the Individual Defendants’ breaches of their fiduciary duties, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of X-Rite’s assets and will be prevented from benefiting from a value-maximizing transaction.

110. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

111. Plaintiff and the Class have no adequate remedy at law.

COUNT III

Breach of Fiduciary Duty—Disclosure

(Against Individual Defendants, OEPX, Sagard, and Tinicum)

112. Plaintiff repeats all previous allegations as if set forth in full herein.

113. The fiduciary duties of the Individual Defendants and the Controlling Stockholders in the circumstances of the Proposed Transaction require them to disclose to Plaintiff and the Class all information material to the decisions confronting X-Rite’s shareholders.

114. As set forth above, the Individual Defendants and the Controlling Stockholders have breached their fiduciary duty through materially inadequate disclosures and material disclosure omissions.

115. As a result, Plaintiff and the Class members are being harmed irreparably.

116. Plaintiff and the Class have no adequate remedy at law.

COUNT IV

Breach of Fiduciary Duty

(Against OEPX, Sagard, and Tinicum)

117. Plaintiff repeats all previous allegations as if set forth in full herein.

118. As the controlling stockholders of the Company and with its representatives holding four of the nine seats on the Company’s Board, OEPX, Sagard, and Tinicum owed fiduciary duties to Plaintiff and the Company’s other minority shareholders. OEPX, Sagard, and Tinicum violated their fiduciary duties in their attempt to sell the public shareholders’ stake in the Company for wholly inadequate and unfair consideration.

119. OEPX, Sagard, and Tinicum has the control power and is exercising its control power to sell X-Rites’s public shares and dictate terms that are in its own interest in disregard of the best interests of Plaintiff and other X-Rite minority shareholders, without establishing the fair market value of X-Rite’s shares.

120. OEPX, Sagard, and Tinicum has breached and will continue to breach its fiduciary duties owed to the public shareholders of X-Rite, and is engaging in, or facilitating the accomplishment of, an unfair and self-interested transaction that is highly unfair to the minority public shareholders of X-Rite.

121. As a result of OEPX, Sagard, and Tinicum’s breaches of its fiduciary duties, Plaintiff and the Class will suffer irreparable injury.

122. Unless enjoined by this Court, OEPX, Sagard, and Tinicum will continue to breach its fiduciary duties owed to Plaintiff and the Class, and may consummate the Proposed Transaction, to the irreparable harm of the Class.

123. Plaintiff and the Class have no adequate remedy at law.

COUNT V

Aiding and Abetting

(Against X-Rite, Danaher, and Merger Sub)

124. Plaintiff repeats all previous allegations as if set forth in full herein.

125. As alleged in more detail above, Defendants X-Rite, Danaher, and Merger Sub have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

126. As a result, Plaintiff and the Class members are being harmed.

127. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment against defendants jointly and severally, as follows:

(A) declaring this action to be a class action and certifying Plaintiff as the Class representatives and her counsel as Class counsel;

(B) enjoining, preliminarily and permanently, the Proposed Transaction;

(C) in the event that the transaction is consummated prior to the entry of this Court’s final judgment, rescinding it or awarding Plaintiff and the Class rescissory damages;

(D) directing that Defendants account to Plaintiff and the other members of the Class for all damages caused by them and account for all profits and any special benefits obtained as a result of their breaches of their fiduciary duties;

(E) awarding Plaintiff the costs of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

(F) granting Plaintiff and the other members of the Class such further relief as the Court deems just and proper.

DEMAND FOR JURY TRIAL

Plaintiff hereby demands a trial by jury.

Respectfully Submitted,

THE MILLER LAW FIRM, P.C.

/s/ Christopher D. Kaye
E. Powell Miller (P39487) Christopher D. Kaye (P61918) 950 W. University Dr., Ste. 300 Rochester, MI 48307

LEVI & KORSINSKY LLP Donald J. Enright, Esq. 1101 30th Street, NW, Suite 115 Washington, DC 20007 Tel: (202) 524-4290 Fax: (202) 333-2121

Dated: April 19, 2012